April 20, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company
Post-Effective Amendment No. 6 on Form S-1
File No. 333-132399

To the Commission Staff:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned Registrant and Principal Underwriter request acceleration of the effectiveness of the above captioned registration statement to April 30, 2010.

Thank you for your kind consideration in this matter.

Sincerely,

/s/ Kathleen A. McGah
Kathleen A. McGah
Vice President and Assistant Secretary
PHL Variable Insurance Company

/s/ Kathleen A. McGah
Kathleen A. McGah
Vice President and Assistant Secretary
Phoenix Equity Planning Corporation